April 21, 2015

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention:  Karina V. Dorin

RE:	Royale Energy, Inc.

Registration Statement on Form S-3

Filed April 2, 2015

File No. 333-203229

Dear Mr. Schwall and Ms. Dorin:

On behalf of our client, Royale Energy, Inc., we are responding to your letter dated April 20, 2015, regarding the referenced registration statement.  Today Royale Energy filed Pre-Effective Amendment No. 1 to its Form S-3 containing revisions responding to your comments.

The following numbered responses in this letter correspond to the numbered comments in your April 20 letter.  Page references are to the Form S-3/A as filed with the Commission via EDGAR.

Registration Statement on Form S-3

General

1.
It appears that you may be relying on General Instruction I.B.6 of Form S-3 to register this primary offering. If applicable, please confirm your understanding of the requirement that the aggregate market value of securities sold by you or on your behalf pursuant to the above-referenced instruction during the period of 12 calendar months immediately prior to, and including, the sale may not account for more than one-third of the aggregate market value of the voting and non-voting common equity held by your non-affiliates.  Additionally, please confirm that you will disclose the public float and the amount of securities offered during the prior12 months on the outside front cover of your prospectus.  See Instruction 7 to General Instruction I.B.6 of Form S-3.

H. Roger Schwall
April 21, 2015

Response:
We confirm that Royale Energy intends to rely on General Instruction I.B.6 to register this primary offering and will limit the aggregate market value of securities sold during the period of 12 calendar months immediately prior to, and including, the sale may not account to no more than one-third of the aggregate market value of the voting and non-voting common equity held by Royale Energy’s non-affiliates.  The outside front cover of each prospectus supplement filed to sell securities pursuant to this Registration Statement will disclose the public float and amount of securities offered during the prior 12 months.

Information Incorporated by Reference

2.
Please revise your exhibit index to incorporate by reference all of the information required by Item 12 of Form S-3, including Item 12(a)(1).  For example, we note your Form 10-K for the year ended December 31, 2014, filed on March 31, 2015.

Response: The amendment to Form S-3 filed today contains a revised exhibit index beginning on page II-2.

Exhibit Index

3.
Please file as exhibits to this registration statement all instruments defining the rights of the holders of the securities you are registering.  Refer to Item 601(b)(4) of regulation S-K.  In this regard, prior to effectiveness, please file the indenture in connection with any debt securities you intend to issue pursuant to this registration statement.  See Compliance and Disclosure Interpretations; Securities Act Rules, Question 212.19.

Response: The following instruments have been filed as exhibits to the amended Registration Statement filed today:

Exhibit 4.2, Form of indenture for issuance of debt securities

Exhibit 4.3, Form of note

4.	Please file an executed legal opinion in a pre-effective amendment. For guidance, refer to Section II.B.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: Our firm’s executed legal opinion is filed as an exhibit to the amended Registration Statement filed today.

We trust that this information fully responds to your comments.  At the time that Royale Energy requests acceleration of the effective date of the registration statement, it will provide the acknowledgements requested in your April 20 letter.

H. Roger Schwall
April 21, 2015

Please contact me if you have questions or require additional information.

Very truly yours,

/s/ Lee Polson